From:	Julie Russell Dilts
To:	andersonmi@sec.gov
Date:	5/12/2006 11:39:31 AM
Subject:	MISCOR

Via E-mail

Re:	MISCOR Group Ltd.
Registration Statement on Form S-1
(Reg. No. 333-129354)

Dear Michelle:

Thank you for your oral comments this morning to the EITF 05-4 and EITF 00-19 disclosure in MISCOR's revised prospectus. On behalf of MISCOR Group, Ltd., attached are marked pages only with our responses to your comments. Thank you again for the opportunity to resolve your comments by means of the final prospectus to be filed pursuant to Rule 424(b). Please contact me with any questions or further comments. We look forward to receiving your notification that the Registration Statement has been declared effective.

Kind regards,

CC:  Guerre, Paul; JBeach@asherco.com; JKochanski@asherco.com; rmullin@magnetech.com